Exhibit 6.1

Platform Services, Transfer Agent and Registrar Agreement

This PLATFORM SERVICES, TRANSFER AGENT AND REGISTRAR AGREEMENT, including all exhibits hereto (“Agreement”) is made and entered into as of April 18, 2024 (“Effective Date”), and is by and between Landa Transfer Agent LLC, a Delaware limited liability company with offices at 20 W 22nd street, New York, NY, 10010 (“Landa TA”), Landa Holdings with offices at 20 W 22nd street, New York, NY, 10010 (the “Issuer”), and Dalmore Group LLC (“Dalmore”) each a “Party”, together the “Parties”.

RECITALS

WHEREAS, the Issuer desires that certain services be provided by Landa TA with regard to the issuance, transfer and registration of certain Securities (as defined below) of Issuer;

WHEREAS, Landa TA is engaged in the business of providing technological and transfer agent services for certain of its Affiliates, and seeks to provide such services to Issuer; and

WHEREAS, Dalmore is registered with the U.S. Securities and Exchange Commission (“SEC”), a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”), and acts as broker dealer of record to the Issuer.

NOW THEREFORE, in consideration of the terms and conditions set forth below and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

DEFINITIONS. For purposes of this Agreement, each capitalized word or phrase listed below shall have the meaning designated:

“Affiliate” of a Party means a business entity that directly or indirectly controls, is controlled by, or is under common control with, such Party. For purposes of this definition, “Control” (including, with correlative meaning, the term “Controlled by”), as used with respect to any entity, means the direct or indirect ownership of more than fifty percent (50%) of the voting stock, or more than fifty percent (50%) of the voting power at general meetings, or the power to appoint and dismiss a majority of the board of directors or otherwise to direct the activities, of such entity. Unless otherwise specified in this Agreement, the term “Affiliate” includes current and future Affiliates of a Party.

“Applicable Law” means all U.S. state and federal laws, rules or regulations applicable to the provision of the Services.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Landa Platform” means the Landa mobile application (available on iOS and Android devices) and Landa website (www.landa.app) owned and operated by the parent company of Landa TA, Landa Holdings, Inc..

“Securities” means the Issuer’s common shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Services” means the provision of services or deliverables required to be provided by Landa TA under this Agreement, including (i) maintaining a record of registered interest ownership in the Securities (including contact information of all registered holders of Securities), (ii) maintain a record of the transfer of registered ownership, issuance and cancellation of any and all Securities, (iii) coordinate with Dalmore to ensure that all purchases and sales of Securities are promptly reported to Issuer and the Landa TA and recorded in the registrar, (iv) undertake or engage other service providers to undertake the following and any other services that may be requested by Issuer from time to time (including, dividend payments and distributions to Securities holders, escheatment, amendment of the registrar in the event of secondary offerings and resale, and communication with Securities holders on behalf of the Issuer).

1.	Appointment. Issuer appoints Landa TA as its transfer agent, registrar and dividend disbursing agent and to perform the Services, Landa TA accepts such appointment in accordance with the terms and conditions outlined herein. Commencing on the Effective Date, Landa TA shall provide the Services in the performance of its duties hereunder.

2.	Term of Agreement.

(a)	The term of this Agreement (the “Term”) shall commence upon the Effective Date and continue until either Party gives written notice of termination of this Agreement upon at least ninety (90) days prior written notice, unless terminated pursuant to 2(b) below.

(b)	Either party may cancel or terminate this Agreement by giving written notice if any other Party (a) becomes insolvent, unable to pay debts when due, or the subject of bankruptcy proceedings not terminated within thirty (30) days of any filing; or makes a general assignment for the benefit of creditors; or if a receiver is appointed for substantially all of its property; or (b) breaches or defaults on its undisputed payment obligations, and such breach or default remains uncured after ten (10) days; or (c) breaches or defaults on other material obligations under this Agreement and fails to cure the breach or default within thirty (30) days after receipt of written notice.

3.	Issuance or Transfer of Securities; Registrar

(a)	Landa TA is authorized and directed to issue Securities, act as the official registrar of the Securities, and make transfers of Securities upon the books of the Issuer from time to time upon receiving instructions from the Issuer.

(b)	Securities will be held in electronic, book-entry format (or any other appropriate form of ownership), will be issued, transferred or exchanged in form reasonably deemed by Landa TA, accompanied by such documents as Landa TA may deem necessary to evidence the authority of the person making the transfer. Landa TA reserves the right to refuse to transfer Securities until it has received reasonable assurance that each necessary endorsement is genuine and effective, and the transfer of the Securities is legally valid and genuine and that the requested transfer is otherwise legally in order. Landa TA may delay or refuse to process any transfer that in its reasonable judgment appears improper or unauthorized.

(c)	Upon termination of this Agreement, all fees earned and expenses incurred by Landa TA up to and including the date of such termination shall be immediately due and payable to Landa TA on or before the effective date of such termination.

(d)	The Parties acknowledge that the Securities will not be represented or evidenced by physical certificates.

(e)	Landa TA shall conduct such database searches to locate lost Securities holders as are required by Rule 17Ad-17 of the Exchange Act, without charge to the Securities holder. If a new address is so obtained in a database search for a lost Securities holder, Landa TA shall conduct a verification mailing and update its records for such Interest holder accordingly. If a new address is not so obtained for any lost Interest holders, Landa TA may conduct a more in-depth search for the purpose of locating such lost Interest holders using the services of a locating service provider selected by Landa TA and receive compensation from the Issuer for processing and other services Landa TA provides in connection with the in-depth search.

4.	Representations, Warranties, and Covenants of Issuer

(a)	The Securities issued and outstanding on the date hereof have been duly authorized and validly issued and purchasers of the Securities will have no obligation to make payments to Issuer or its creditors (other than the purchase price for the Securities) or contributions to Issuer or its creditors solely by reason of the purchasers’ ownership of the Securities; and any Securities to be issued hereafter, when issued, shall have been duly authorized and validly issued and purchasers of the Interests will have no obligation to make payments to Issuer or its creditors (other than the purchase price for the Securities) or contributions to Issuer or its creditors solely by reason of the purchasers’ ownership of the Securities.

(b)	The Securities to be issued, when issued, will be issued in transactions exempt from registration under the Securities Act pursuant to Tier 2 of Regulation A, as amended, promulgated thereunder; and will be duly registered under the Securities Act or will be exempt from such registration.

(c)	The execution and delivery of this Agreement, and the issuance and any subsequent transfer of the Securities in accordance with this Agreement, do not and will not conflict with, violate, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, the governing documents of Issuer, any law or regulation, any order or decree of any court or public authority having jurisdiction, or any mortgage, indenture, contract, agreement or undertaking to which Issuer is a party or by which it is bound. This Agreement is enforceable against Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting the enforcement of creditors’ rights generally.

5.	Representations, Warranties, and Covenants of Landa TA

(a)	Landa TA is, and for the term of this Agreement shall remain, duly registered as a transfer agent with the SEC.

(b)	Landa TA shall comply with its obligations as a transfer agent under Applicable Law.

(c)	Assuming the accuracy of Issuer’s representations and warranties and compliance by Issuer with its covenants hereunder, the execution and delivery of this Agreement, and the performance by Landa TA of its obligations in accordance with this Agreement, do not and will not conflict with, violate, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, the organizational documents of Landa TA, any Applicable Law, or any mortgage, indenture, contract, agreement or undertaking to which Landa TA is a party or by which it is bound. This Agreement is enforceable against Landa TA in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting the enforcement of creditors’ rights generally.

6.	Scope of Agency

(a)	Landa TA shall act solely as agent for Issuer under this Agreement and owes no duties hereunder to any other person. Landa TA undertakes to perform the duties and only the duties that are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against Landa TA.

(b)	Landa TA may rely upon, and shall be protected in acting or refraining from acting in reliance upon, (i) any communication from Issuer or its authorized agents or broker-dealers, or (ii) any written instruction, notice, request, direction, consent, report, certificate, or other instrument, paper, document or electronic transmission believed by Landa TA to be genuine and to have been signed or given by the proper party or parties. In addition, Landa TA is authorized to refuse to make any transfer that it determines in good faith not to be in good order.

(c)	In connection with any question of law arising in the course of Landa TA performing its duties hereunder, Landa TA may consult with legal counsel whose advice shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by Landa TA hereunder in good faith and in reasonable reliance thereon.

(d)	Landa TA may engage sub-agents or professional service providers to perform any of the Services.

(e)	Each Party will (directly or through its Affiliates or designated contractors provided however that delegation of any duty or obligation shall not relieve the Party of such duty or obligation) perform its duties and obligations in relation to such exhibits in a timely and professional manner consistent with industry standards.

7.	Indemnification. Issuer shall indemnify Landa TA for, and hold it harmless against, any loss, liability, claim or expense (“Loss”) arising out of or in connection with its duties under this Agreement or this appointment, including the reasonable costs and expenses of defending itself against any Loss or enforcing this Agreement, except to the extent that such Loss shall have been determined by a court of competent jurisdiction to be a result of Landa TA’s gross negligence or intentional misconduct.

8.	Limitation of Liability.

(a)	In the absence of gross negligence or intentional misconduct on its part, Landa TA shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement. In no event will Landa TA be liable for special, indirect, incidental, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if Landa TA has been advised of the possibility of such damages.

(b)	If any question or dispute arises with respect to Landa TA’s duties hereunder, Landa TA shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) resolved (and, if appropriate, Landa TA may file a suit in interpleader or for a declaratory judgment for such purpose) by a final judgment of a court of competent jurisdiction that is binding on all parties interested in the matter and is no longer subject to review or appeal, or (ii) settled by a written document satisfactory to Landa TA and executed by Issuer. For such purpose, Landa TA may, but shall not be obligated to, require the execution of such a document.

9.	Force Majeure. Landa TA shall not be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond its reasonable control, including, but not limited to, acts of government, exchange or market ruling, suspension of trading, work stoppages or labor disputes, civil disobedience, riots, rebellions, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, fires, earthquakes, storms, floods, pandemics, acts of God or similar occurrences.

10.	Issuer Data. Issuer acknowledges that Landa TA will obtain information from one or more broker-dealers associated with Issuer about transactions involving the purchase and sale of Securities and Issuer agrees that Landa TA shall have no liability for errors in such information. Issuer agrees and acknowledges that Landa TA shall not be liable in any way for any loss or damage arising from or occasioned by any inaccuracy, error, delay in, omission of, or interruption in electronic transmission of Interest information, including any breach of measures designed to protect information held or transmitted electronically.

11.	Confidentiality. In connection with the performance of Landa TA’s duties on behalf of Issuer under this Agreement, Landa TA shall obtain confidential information related to Issuer or its securityholders that is not available to the general public (“Confidential Information”). Landa TA agrees that the Confidential Information shall be held and treated by Landa TA, its members, managers, officers, employees, affiliates, agents and subcontractors (collectively, “Representatives”) in confidence and except as hereinafter provided, shall not be disclosed in any manner whatsoever except as otherwise required by law, regulation, legal process or other regulatory, governmental or judicial process or authority. Confidential Information shall be used by Landa TA and its Representatives only for the purposes for which provided and shall be disclosed by Landa TA only to those Representatives who have a need to know in order to accomplish the business purpose in connection with which the Confidential Information has been provided. Information shall no longer be considered Confidential Information at such time as such information becomes publicly available through disclosure by someone other than Landa TA. Except as prohibited by applicable law or regulation, Landa TA shall promptly notify Issuer in writing of any subpoena, summons or other legal process served on Landa TA or its Representatives for the purpose of obtaining Confidential Information. In such cases, Issuer shall have a reasonable opportunity to seek appropriate protective measures. Issuer will indemnify Landa TA for all reasonable expenses incurred by Landa TA in connection with determining the lawful release of the Confidential Information. Landa TA shall ensure that it adopts and enforces adequate policies relating to the protection of Confidential Information of Issuer. Landa TA agrees to promptly notify Issuer in the case of any data breaches or other unlawful access to Confidential Information, and Landa TA shall take all reasonable actions to recover and protect such information and its confidentiality. Landa TA agrees to maintain adequate commercial and data privacy insurance at all times during the term of this Agreement at its sole expense.

12.	Publicity. Except as may be disclosed in filings with the SEC or as otherwise required by Applicable Law, no Party will issue a news release, public announcement, advertisement, or other form of publicity concerning the existence of this Agreement or the Services to be provided hereunder without obtaining the prior written approval of the other Parties, which may be withheld in any other Party’s sole discretion.

13.	Compensation and Expenses

(a)	Upon each closing of Securities conducted by Dalmore and Issuer on either a primary or secondary basis bu an investor via the Landa Platform (e.g. a completed purchase and subscription of Securities by a customer via the Landa Platform) and the subscription price is transferred to the operating account of the Issuer or its applicable series (each, a “Closing”), Dalmore agrees to pay Landa TA a recording fee equal to forty cents ($0.40) per Closing for conducting the Services in accordance with each Closing.

(b)	Fees are due and shall be paid on a monthly basis upon Issuer’s receipt of the invoice unless otherwise specified. Payments from Issuer to Landa TA will be made in U.S. dollars, electronically via wire transfers or ACH as specified on the invoice. Invoices may be delivered electronically by email or facsimile transmission. Issuer shall notify Landa TA of any invoice dispute by email or facsimile transmission within five (5) days of receipt of invoice, and shall pay the undisputed portion of such invoice on or before the due date. The Parties shall work in good faith to resolve any disagreements over disputed amounts as quickly as reasonably possible, and in no event later than thirty (30) days after the date payment was originally due.

(c)	Issuer shall be responsible for the payment of any and all taxes applicable to the license and use of the Services under this Agreement (other than those based upon Landa TA’s net income) including, without limitation, Issuer’s income, payroll, sales, VAT, use, gross receipts, real estate, personal property or other taxes imposed upon transactions under this Agreement (“Taxes”), and will indemnify and hold harmless Landa TA for any loss or damage (including without limitation any penalties and interest) sustained because of Issuer’s failure to pay such taxes. If Landa TA has the legal obligation to collect Taxes for which Issuer is responsible under this section, the appropriate amount shall be invoiced to and paid by Issuer upon notice and documentation (if any, within Landa TA’s possession) by Landa TA to Issuer unless Issuer provides Landa TA with a valid tax exemption certificate authorized by the appropriate taxing authority

14.	Miscellaneous

(a)	Notices. All notices, demands, requests or other communications given under this Agreement shall be in writing and be given by personal delivery, certified mail, return receipt requested, or nationally recognized overnight courier service to the address set forth in the Order Form, or by electronic delivery to email facsimile numbers as set forth in the Order Form, or to such address or email or facsimile numbers which have been subsequently designated by a Party by a notice made under this paragraph.

(b)	Independent Contractor Status; No Fiduciary Duties.. It is expressly agreed and understood that Landa TA (and any officer, director, employee, Affiliate, agent or other representative of Landa TA) is at all times acting as an independent contractor to Issuer, and is neither an employee, nor agent of or on behalf of, Issuer. Each Party specifically disclaims and waives the formation of any fiduciary relationship between them under or in relation to this Agreement and the Services. Issuer acknowledges and agrees that (i) Landa TA is not a registered investment advisor nor a broker-dealer, (ii) Landa TA is not providing any legal, tax, investment or marketing advice, (iii) no person was or will be solicited by Landa TA or will be referred by Landa TA to any third party, (iv) Landa TA has no role in effectuating or otherwise executing the sale or issuance of any Securities for Issuer and does not communicate with any Authorized Person or any other person regarding the suitability of an investment in Securities and (v) Landa TA is not involved in the drafting or review of white papers or offering memoranda and in no event shall Landa TA be liable to Issuer, to any Authorized Person or any other person for any losses arising out of any statements or omissions therein.

(c)	No Waiver or Modification. This Agreement may not be amended, modified or terminated orally, and no amendment, modification, termination or attempted waiver of any of the provisions hereof shall be binding unless in writing and executed by authorized representatives of both Parties.

(d)	Severability. Should any provision hereof be deemed, for any reason whatsoever, to be invalid or inoperative, such provision shall be deemed severable and shall not affect the force and validity of other provisions of this Agreement.

(e)	Governing Law and Dispute Resolution by Arbitration. This Agreement shall be interpreted in accordance with the laws of the State of New York, (excluding conflict of laws rules) as applied to agreements entered into and to be performed entirely within the State of New York between New York residents, without giving effect to any conflict of law principles that would require the application of the laws of a different jurisdiction. The U.N. Convention on Contracts for the International Sale of Goods shall not apply to this Agreement. Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be determined by arbitration administered by the American Arbitration Association/International Centre for Dispute Resolution (www.adr.org) in accordance with its Commercial Arbitration Rules (or International Arbitration Rules if applicable); the number of arbitrators shall be three, the place of arbitration shall be New York, New York, and the language of the arbitration shall be English. Each Party acknowledges that any actual or threatened breach of Section 11 may cause the other Party irreparable harm for which money damages may not be an adequate remedy, and that injunctive relief may be an appropriate remedy for such breach in arbitration and in any court of competent jurisdiction.

(f)	Attorney’s Fees. In any action or proceeding to enforce rights or obligations under this Agreement, the substantially prevailing Party shall be entitled to recover in addition to any other costs or damages awarded, all reasonable costs, including, but not limited to expert witness’ fees and attorneys’ fees.

(g)	Assignment. Either Party may assign this Agreement in connection with the sale of all, or substantially all, of its business (whether by merger, consolidation, transfer of control, sale of assets, operation of law or otherwise) upon not less than thirty (30) days written notice of such proposed sale and assignment to the other Parties, provided that any proposed assignee assumes all rights and obligations of the assigning Party under the Agreement and is ready, willing and able to do so. Furthermore, Landa TA may assign this Agreement without notice to any of its subsidiaries or affiliates. Any other attempt to assign this Agreement without prior written consent shall be null and void; provided that Landa TA may perform any of the Services, and share fees received from Issuer with, subcontractors at its sole discretion, provided that such use of subcontractors shall not relieve Landa TA of any of its obligations pursuant to this Agreement.

(h)	Counterparts. This Agreement may be executed in counterparts, each of which is deemed to be an original and all of which together constitute one and the same agreement. Each Party may sign this Agreement using an electronic or handwritten signature, which are of equal effect, whether on original or electronic copies. Each copy of this Agreement bearing the facsimile transmitted signature of the authorized representatives of each of the Parties shall be deemed to be an original.

(i)	Entire Agreement. The provisions herein constitute the entire agreement between the Parties and supersede all prior agreements, oral or written, and all other communications between the Parties, including any and all supplier or distribution agreements and purchase orders. No term or condition contained in any document provided by one party to the other Parties pursuant to this Agreement shall be deemed to amend, modify, or supersede or take precedence over the terms and conditions contained herein; provided, however, that to the extent the terms and conditions of an exhibit under this Agreement may conflict, the exhibit shall control as to its subject matter.

[Signature page to follow]

IN WITNESS WHEREOF, the Parties acknowledge that each has fully read and understood this Agreement, and intending to be legally bound thereby, executed this Agreement on the date set forth below.

Landa Transfer Agent LLC

By:
Name:
Title:

Landa App 3

By:
Name:
Title:

Dalmore Group LLC

By:
Name:	Etan Butler
Title:	Chairman